News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES SECOND QUARTER 2010
FINANCIAL AND OPERATING RESULTS

Calgary, Alberta – August 6, 2010 – Harvest Operations Corp. (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces the release of its second quarter 2010 financial and operating results.  The unaudited financial statements, notes and MD&A pertaining to the period ended June 30, 2010 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca.  All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

•	Cash from Operating Activities was $122.3 million for the quarter and $200.5 million for the first half of 2010;

•
Completed an internal reorganization pursuant to which, Harvest Energy Trust and Harvest Operations Corp. were wound up into its sole shareholder, KNOC Canada Ltd., to continue as one corporation under the name Harvest Operations Corp.;

•	Amended and extended the Extendible Revolving Credit Facility for a capacity of $500 million with the ability to increase the limit to $1 billion through an accordion feature.

Upstream Highlights:

•
Upstream production was 49,597 barrels of oil equivalent per day (boe/d)  in the quarter and 49,886 boe/d for the first half of the year which are in line with production estimates of 50,000 boe/d for 2010;

•	Upstream operations contributed $122.3 million of cash for the Second Quarter of 2010;

•	Capital spending of $52.3 million in our western Canadian upstream business, focusing on exploiting drilling opportunities, resulted in the drilling of 13 gross wells with a 100% success rate;

•	Operating costs increased to $15.14/boe in the first quarter 2010 which is mainly attributed to increased electrical power and fuel costs.

Downstream Highlights:

•
Average daily throughput for the quarter was 94,833 bbl/d and 68,073 bbl/d for the first half of 2010. Refinery throughput improved in the quarter due to completion of maintenance activities in the prior quarter;

•	Downstream operations had a cash contribution of $28.7 million during the Second Quarter of 2010 and refining gross margin averaged US$8.56/bbl for the quarter;

•	Capital expenditures totaled $8.4 million during the quarter including $3.7 million related to Debottlenecking Projects and the remainder spent on maintenance and other discretionary projects;

•	Refining operating costs averaged $2.84/bbl of throughput in the quarter and the cost of purchased energy which averaged $3.13/bbl of throughput.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	August 6th, 2010

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three and six month periods ended June 30, 2010.

	Three Months Ended	Six Months Ended
FINANCIAL ($000s except where noted)	June 30, 2010	June 30, 2010

Revenue, net (1)	1,024,896	1,594,658

Cash From Operating Activities	122,335	200,469

Net Income (Loss)(2)	18,203	(21,036)

Bank debt	182,421	182,421
7 7/8% Senior debt	224,744	224,744
Convertible Debentures(3)	770,780	770,780
Total financial debt(3)	1,177,945	1,177,945

Total Assets	4,758,472	4,758,472

UPSTREAM OPERATIONS
Total daily sales volumes (BOE/day)	49,597	49,886
Operating Netback ($/boe)	$29.68	$32.95

Capital expenditures	52,314	165,843
Business and property acquisitions, net	(726)	30,236
Abandonment and reclamation expenditures	2,367	8,017

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	94,833	68,073
Average Refining Margin (US$/bbl)	8.56	5.86

Cash capital expenditures	8,459	17,142
(1)	Revenues are net of royalties.
(2)
Net Income (Loss) includes a future income tax recovery of $15.1 million and $20.0 million for the three and six months ended June 30, 2010 respectively and an unrealized net gain from risk management activities of $2.2 million and $2.3 million for the three and six months ended June 30, 2010.

(3)	Includes current portion of Convertible debentures.

Presidents Message

The second quarter of 2010 marks the first reporting period for Harvest Operations Corp. after an internal reorganization pursuant to which, Harvest Energy Trust and Harvest Operations Corp. were wound up into its sole shareholder, KNOC Canada Ltd., to continue as one corporation under the name Harvest Operations Corp. (“Harvest”). As a growth-oriented, integrated, oil and gas company our direction continues to support Harvest’s sustainability through its oil-weighted asset base, significant undeveloped opportunities and the strong technical abilities of our management and employees.

The second quarter saw strong performance of our upstream exploration and production business. Our focus on oil production led to strong financial results when many other producers with a greater focus on natural gas are struggling with low natural gas prices.  In the downstream, the second quarter saw much stronger performance than the previous quarter when results were affected by an operational upset and poor refining margins. Corporately, Harvest continued to be active as we grow a solid platform for growth in the Canadian oil industry.

The Cash from Operating Activities was $122.3 million during the quarter. Increased capital spending and improvements in our balance sheet have provided Harvest the operating flexibility to develop opportunities inherent in its asset base.

Upstream

Harvest’s production volumes over the second quarter averaged 49,597boe/d. Although unusually wet weather and extended third-party turnarounds had an impact on production volume, our year-to-date performance is as expected and on budget. Second quarter production reflects totaled (bpd).

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	August 6th, 2010

Investment activity in the second quarter totaled $52.3 million. Harvest drilled 13 gross wells with a success rate of 100%. Investment activity was focused on tying in wells drilled earlier in the first quarter.

Our oil-weighted asset base continues to provide ongoing development opportunities utilizing the latest drilling and completion technology. Harvest is focused on development of high remaining oil in place resource plays throughout our asset base including Cardium and Montney oil in west central Alberta, Viking oil in western Saskatchewan and Slave Point oil and gas in northern Alberta. These development opportunities complement our enhanced oil recovery opportunities in medium and heavy oil pools which together will create a growing production platform with reasonable decline rates that provides sustainability for the future.

Upstream Cash contribution was $122.3 million.

Downstream

North Atlantic, Harvest’s downstream refining and marketing business, reported much stronger results than the previous quarter. Average throughput for the quarter was 94,833 bbl/d, an increase over the last quarter due to the completion of maintenance activities during the first quarter.

Refined product mix in the second quarter was weighted to 42% on distillates, 33% to gasoline and 25% to heavy fuel oil. Cash contribution was $28.7 million, as average refining margins were US$8.56/bbl. Refining is a cyclical business that we believe will make a more significant contribution to our cash flow in better markets.

North Atlantic continues to progress the Debottleneck Project. The project consists of 23 individual projects that in combination will enhance the crude capacity by 13%, increase distillate yield to 51% from 43%, and improve the energy efficiency of the refinery by 17%. The Debottleneck Project is expected to continue development through the next year and a half. Capital spent in the quarter amounted to $8.5 million and $17.1 million for the first half of 2010.

Corporate

During the quarter, Harvest successfully renewed our banking credit agreement. Harvest’s banking facility was renewed with a $500 million three year revolving extendible credit facility. The credit facility has been significantly reduced as Harvest has less reliance on bank debt as a source of financing due to the equity issues completed early in 2010 and the elimination of the dividend in late 2009. The credit facility also includes an accordion feature whereby Harvest can increase our lending capacity to $1 billion without lender consent. In addition, Harvest’s corporate ratings have been upgraded to BB- by Standard and Poor’s (“S&P”) and Ba2 by Moody’s Investor Services.

As mentioned, corporate reorganization was completed in the second quarter with Harvest Energy Trust and Harvest Operations Corp. being wound up into KNOC Canada Ltd., to continue as one corporation under the name Harvest Operations Corp.

Harvest also continues to bolster the technical strength of the organization with a focus on further enhancing the technical capability of the organization. The opportunity for Harvest, with the existing asset base and organization as well as the support to grow, is significant as Harvest looks to provide growth in the years ahead.

On August 6th, 2010, Harvest signed a purchase and sale agreement to purchase certain petroleum and natural gas assets in exchange for $150 million in cash. The purchase of these properties is subject to due diligence and regulatory approval. The acquisition is expected to close by the fourth quarter and will have an effective date of May 1, 2010; upon completion of this purchase, the production from these properties will be included in Harvest’s results. These assets have average daily production of 2,300 boe/d and are expected to add 500 boe/d to Harvest’s 2010 average daily production.

Harvest continues to be active looking at acquisition and development opportunities that will provide growth for Harvest. Acquisitions will be financed in a manner that maintains a strong balance sheet.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. Harvest regularly conducts emergency response training, and performs safety and environmental audits of our operating facilities.

In closing, Harvest thanks all of our stakeholders for your support of and interest in our organization.

Corporate Profile

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	August 6th, 2010

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:	Corporate Head Office:

John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca